

July 13, 2011

Via Email
Mr. Ken Goldman
Chief Financial Officer
Fortinet, Inc.
1090 Kifer Road
Sunnyvale, California 94086

      Re: Fortinet, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed February 25, 2011
              Form 10-Q for the Quarter Ended March 31, 2011
              Filed May 5, 2011
              File No. 001-34511

Dear Mr. Goldman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Part 1

Item 1. Business, page 1

General

1.   We are unable to locate disclosure in the business section responsive to Item 101(d) of Regulation S-K regarding financial information about geographic areas. To the extent you are relying on the information disclosed in the financial statements to satisfy this requirement, you should include a cross-reference to the financial statements in the business section pursuant to Item 101(d)(2). Further, to rely on this provision, the

information in the financial statements must be responsive to the item requirements. In this regard, it does not appear that the financial statements disclose the revenues from external customers attributed separately to the United States, your country of domicile, as required by Item 101(d)(1)(i)(A). In addition, tell us whether revenues derived from any individual foreign country for the years covered were material. Refer to Item 101(d)(1)(i)(C).

Manufacturing and Suppliers, page 7

2.   We note that one third-party logistics provider accounted for a "material portion" of your shipments in fiscal 2009 and fiscal 2010. Please include a description of the material terms (including term and termination provisions) of your agreement with this logistics provider and identify the provider by name. In addition, please tell us whether you are substantially dependent on your agreement with this provider. To the extent you conclude that you are substantially dependent on your agreement with this provider, please file the agreement as an exhibit to the Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. If you conclude that you are not substantially dependent on the agreement, please provide us with a detailed, quantitative analysis supporting your conclusion.

Item 1A. Risk Factors

Risks Related to Our Business

"We rely significantly on revenue from subscription and support services which may decline…," page 11

3.   We note that a decline in your renewal subscriptions would contribute to an adverse effect on your operations. Please tell us whether you considered providing the churn rate for your subscriptions for the periods covered by your financial statements so as to provide readers with a better understanding of the scope of this risk.

"A portion of our revenue is generated by sales to government entities…," page 18

4.   Please tell us and disclose the portion of your revenue that is generated by sales to government entities. Without quantifying the portion of your revenues subject to government contracts, it is difficult for potential investors to appreciate the nature of the risk. In addition, tell us what consideration you gave to discussing in the business section the portion of your revenues generated by sales to government entities to the extent material.

Item 3. Legal Proceedings, page 31

5.   For each of the legal proceedings described in this section, where material, please disclose the relief sought. Refer to Item 103 and Instruction 2 to Item 103 of Regulation S-K.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Sales of Unregistered Securities, page 33

6.   With regard to the October 2010 unregistered sale of your shares, please provide a brief description of the facts and circumstances relied upon to make the exemption available for the sale of those securities. See Item 701(d) of Regulation S-K. You should also include disclosure reporting the name of the person or class of persons to whom such shares were sold.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Note 9. Commitments and Contingencies

Litigation, page 81

7.   We note your disclosures regarding various contingencies, both general and specific. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.

8.   For any matters for which you cannot estimate a range of reasonably possible losses, please supplementally provide the following:

- An explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.
- Please explain, in sufficient detail for each specific matter, why you are unable to estimate a range.
- The name of any case in which the plaintiff has requested in public filings a quantified amount of relief and the amount of such relief. For each of these filings, please explain why a range of reasonably possible loss cannot be determined.

Note 12. Income Taxes, page 86

9.   We note that foreign pre-tax book income was approximately $5.8 million in 2010. We
        also note that current foreign tax expense was $9.3 million in 2010. Please tell us more
        about your foreign tax provision in 2010. In this regard, we note that there was a
        significant increase in foreign tax expense from 2009 to 2010 and that the foreign tax rate
        was approximately 160%. As part of your response, please tell us how you considered
        providing corresponding disclosure in your MD&A. See Section III.B.3 of SEC Release
        No. 33-8350.

Note 15. Segment Information, page 91

10.   We note your disclosure of "Americas" revenue and property and equipment. Please tell
        us how you considered FASB ASC 280-10-50-41 which requires you to disclose
        revenues and long-lived assets for your country of domicile.

Part III (Incorporated by reference from Definitive Proxy Statement filed April 29, 2011)

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters, page 95

11.   Please identify the natural person(s) with voting and dispositive power of the shares held
        by FMR LLC.

Part IV

Item 15. Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2

12.   It appears that you have omitted from the certifications for both your chief executive and
        chief financial officers paragraph 4(b) of Item 601(b)(31) pertaining to your internal
        control over financial reporting. It appears that you have also omitted this information as
        well as the introductory language in paragraph 4 from the certifications filed with your
        Form 10-Q for the quarterly period ended March 31, 2011. Please amend your Form 10-
        K and Form 10-Q to provide conforming certifications.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant at (202) 551-3407 or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Staff Attorney at (202) 551-3105 or Maryse Mills-Apenteng, Special Counsel at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief